SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Transgenomic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89365K206

(CUSIP Number of Class of Securities)

Ryan J. York

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, Washingtion 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 798,043 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,046,860 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,860 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (3)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, hold 278,332 shares and a currently exercisable warrant to purchase 92,079 shares at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 351,666 shares and a currently exercisable warrant to purchase 75,966 shares at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(2)	Kevin Douglas has dispositive power with respect to 153,332 shares held by the Douglas Family Trust and 33,333 shares held by James E. Douglas III. Kevin Douglas also has dispositive power with respect to currently exercisable warrants to purchase 39,133 and 23,019 shares of common stock held by the Douglas Family Trust and James E. Douglas III, respectively, at a price of $6.50 per share; however, these warrants are exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(3)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2016.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 798,043 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 798,043 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 798,043 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.2% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust, hold 278,332 shares and a currently exercisable warrant to purchase 92,079 shares at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 351,666 shares and a currently exercisable warrant to purchase 75,966 shares at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(2)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 56,352 (1)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 56,352 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,352 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) * (3)
12	Type of Reporting Person OO

*	less than one percent
(1)	Includes a currently exercisable warrant to purchase 23,019 shares of common stock at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(2)	Kevin Douglas has dispositive power with respect to the securities held by James E. Douglas III.
(3)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 370,411 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 370,411 (2)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 370,411 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.5% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Includes a currently exercisable warrant to purchase 92,079 shares of common stock at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(3)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 192,465 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 192,465 (2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,465 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) * (4)
12	Type of Reporting Person OO

*	less than one percent
(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co-trustees.
(2)	Includes a currently exercisable warrant to purchase 39,133 shares of common stock at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(3)	Kevin Douglas has dispositive power with respect to the securities held by the Douglas Family Trust.
(4)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016.

SCHEDULE 13G

CUSIP No. 89365K206

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 427,632 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 427,632 (2)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 427,632 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.7% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Includes a currently exercisable warrant to purchase 75,966 shares of common stock at a price of $6.50 per share; however, this warrant is exercisable only to the extent that such exercise would not cause the beneficial ownership of this affiliated group to exceed 15% of the outstanding shares.
(3)	Based on 24,786,244 shares of common stock outstanding as of October 31, 2016, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Transgenomic, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
12325 Emmet Street
Omaha, NE 68146

Item 2.

(1)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
United States

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
8936K206

(2)(a)	NAME OF PERSONS FILING:
K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
California

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock

(e)	CUSIP NUMBER:
8936K206

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2017	* Kevin Douglas
KEVIN DOUGLAS

Date: January 27, 2017	* Michelle Douglas
MICHELLE DOUGLAS

Date: January 27, 2017	* James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: January 27, 2017	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 27, 2017	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 27, 2017	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 27, 2017	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: January 27, 2017	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 27, 2017	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Transgenomic, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 27, 2017	* Kevin Douglas
KEVIN DOUGLAS

Date: January 27, 2017	* Michelle Douglas
MICHELLE DOUGLAS

Date: January 27, 2017	* James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: January 27, 2017	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 27, 2017	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 27, 2017	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 27, 2017	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: January 27, 2017	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 27, 2017	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact